February 9, 2010

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:
Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
Mail Stop 6010

Re:	Derma Sciences, Inc. – File No. 333-163127 Registration Statement on Form S-1

Ladies and Gentlemen:

        Rodman & Renshaw, LLC hereby withdraws its request for acceleration of the effective date of the above captioned registration statement.

Very truly yours,

RODMAN & RENSHAW, LLC

By: /s/ Terence Murphy
        Terence Murphy
        Managing Director